FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated February 12, 2007 (“RIM Introduces the Sleek New BlackBerry 8800 Smartphone") News Release dated February 12, 2007 (“AT&T Customers Go Sleek &Stylish with the New BlackBerry 8800 ")	Page No 3 4

Document 1

February 12, 2007

FOR IMMEDIATE RELEASE

RIM Introduces the Sleek New BlackBerry 8800 Smartphone

3GSM World Congress – Barcelona, Spain — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the highly anticipated BlackBerry® 8800 — a feature-rich and finely tuned smartphone that is both functionally and visually inspiring.

The BlackBerry 8800 is the thinnest BlackBerry handset yet and is designed to satisfy the most demanding mobile professionals. Equipped with a full, highly tactile QWERTY* keyboard and RIM’s user-friendly trackball navigation system, it also includes built-in GPS (Global Positioning System), multimedia features and a microSD expandable memory slot.

“The BlackBerry 8800 smartphone offers another winning combination of superior hardware, software and service embodied by an extremely elegant industrial design,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “We spent a tremendous amount of effort refining the BlackBerry 8800, inside and out, and that effort will be evident to customers. From the premium finish to the vivid screen to the exceptional sound quality and the unmatched usability, the BlackBerry 8800 is a standout choice for mobile professionals.”

The quad-band GSM/GPRS and EDGE-enabled BlackBerry 8800 offers best-in-class performance with smoothly integrated support for voice and data applications, including phone, email, text messaging, web browser, organizer, multimedia and more. Powering its robust performance is an ultra-thin, high-capacity battery that further extends the uncompromising battery life for which BlackBerry handsets are renowned.

Through its built-in GPS, the BlackBerry 8800 can pinpoint its location and provide “out-of-the-box” support for a wide variety of location based applications and services, including BlackBerry Maps. BlackBerry Maps provides driving directions — with the ability to track the route via GPS — and integrates with other BlackBerry applications, so users can generate a map from an address in their BlackBerry Address Book and send maps via email from their BlackBerry 8800.

The BlackBerry 8800 is a world-class mobile phone with advanced and easy-to-use phone features including noise cancellation for enhanced audio performance, Speaker Independent Voice Recognition for Voice Activated Dialing (VAD), intuitive call management functions such as smart dialing, conference calling, speed dialing and call forwarding, as well as dedicated “send”, “end” and “mute” keys. It also features a high quality, low-distortion speakerphone and Bluetooth® 2.0 for use with hands-free headsets, car kits and other Bluetooth peripherals. Support for polyphonic, mp3 and MIDI ringtones is included.

With the large, bright, high resolution (320 x 240) landscape display, images appear vivid and crisp for viewing emails, attachments, pictures, videos, web pages, business applications and games. Built-in light sensing technology automatically adjusts the screen, keyboard and trackball brightness for optimized visibility in various lighting environments. The vibrant display, coupled with the BlackBerry 8800‘s innovative trackball navigation, delivers a user experience that is dynamic and intuitive.

The BlackBerry 8800 also comes with a media player and stereo headset jack. Its expandable memory capability allows users to store their favorite music and videos on a microSD card to enjoy while on the go. Music and video are delivered with rich sound and vivid color.**

The BlackBerry 8800 can operate with BlackBerry® Internet Service, giving users the ability to manage up to 10 supported personal and corporate email accounts, as well as BlackBerry® Enterprise Server, which includes IT policy controls for managing the handset’s features and usage.

The BlackBerry wireless platform gives customers the capability to deploy a variety of applications. Hundreds of business solutions from third party software providers can further extend the BlackBerry platform to support various business needs such as CRM, sales force automation, field services, business intelligence, supply chain management and continuity of operations, as well as a broad range of industry-specific applications for sectors including health care, law enforcement, government, financial services, insurance, pharmaceutical, professional services, real estate, manufacturing, wholesale and retail..

The BlackBerry 8800 comes with a complement of accessories in the box, including a headset, travel charger and USB cable. Additional Authentic BlackBerry Accessories, including premium leather holsters and totes, desktop and automotive chargers, Bluetooth® headsets and other peripherals, are available online at www.shopblackberry.com.

The BlackBerry 8800 will be available from a variety of carriers worldwide beginning in February 2007.

For more information about the BlackBerry 8800, please visit www.blackberry8800.com.

* Keyboard also available in AZERTY and QWERTZ configurations to support different language groups. ** Supports MP3 and ACC music files and MPEG4 and H.263 video files.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
(212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

FOR IMMEDIATE RELEASE

AT&T CUSTOMERS GO SLEEK & STYLISH WITH THE NEW BLACKBERRY 8800

Cutting Edge Design and Functionality with Built-in GPS, Push To Talk, and Global Wireless Connectivity

Atlanta, GA and Waterloo, ON – February 12, 2007 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and AT&T (NYSE: T) today introduced the thinnest BlackBerry handset yet. The BlackBerry® 8800 incorporates a full QWERTY keyboard and offers customers a unique blend of performance and elegance. AT&T will be the first wireless carrier in North America to launch the BlackBerry 8800 when it begins offering it across its wireless retail and business channels on February 21.

The BlackBerry 8800 from AT&T has an exclusive, premium, dark blue finish and AT&T uniquely supports Push To Talk (PTT) on the handset. It features built-in GPS (Global Positioning System), a first for an AT&T-enabled BlackBerry handset.  The BlackBerry 8800 also incorporates RIM’s new trackball navigation system for fast and intuitive navigation, as well as a media player and a microSD expandable memory slot for storage of music and videos.

The BlackBerry 8800 offers proven and popular BlackBerry features including support for phone, email, text messaging, web browser, organizer, corporate data applications and more.  Operating on AT&T’s high-speed nationwide* EDGE wireless data network, the quad-band BlackBerry 8800 also gives customers the ability to make phone calls in more than 200 countries and access email and other data applications in over 120 countries.**

“The BlackBerry 8800 represents the most innovative design to date for a full keyboard BlackBerry handset,” said Jeff Bradley, vice president, wireless business data services, for AT&T.  “It is thin and stylish, and in addition to providing access to work and personal email it offers new features for increased productivity, without compromising the power and functionality that make BlackBerry an outstanding wireless communications tool for our customers.”

“The BlackBerry 8800 is a high-performance, high-quality handset with a truly discriminating design,” said Mike Lazaridis, president and co-CEO at RIM. “The BlackBerry 8800 is optimized to satisfy the most demanding mobile professionals with its thin profile, premium finish, full-featured phone and best-in-class application performance. AT&T’s BlackBerry users will also be pleased to see a range of new features available with this full keyboard handset, including a trackball navigation system, Push To Talk, media player and built-in GPS.”

AT&T boasts the largest Push To Talk network in America and its PTT service includes several differentiating features, including “availability” icons, quick group calling and the ability to easily switch a PTT session to a regular wireless voice call.

The BlackBerry 8800 features built-in GPS and supports location-based services applications.  AT&T customers can receive turn-by-turn voice and on-screen driving directions on the BlackBerry 8800 with the award-winning TeleNav GPS Navigator™. On the BlackBerry 8800, TeleNav GPS Navigator can be used in vehicles or while walking and offers colorful 3D moving maps.  Customers can also download TeleNav Maps™, a free application providing access to non-GPS static maps and step-by-step written driving directions. The BlackBerry 8800 also is suited ideally for industry-specific applications, such as AT&T’s wireless field service solutions powered by Corrigo and sales force automation applications from Antenna Software.

The new BlackBerry 8800 from AT&T also includes:

o	An intuitive user interface with an easy-to-use trackball, dedicated ‘menu’ and ‘escape’ keys, and context-sensitive menus that make navigation feel instinctive and fast
o	Robust call management features such as smart dialing, conference calling, speed dialing, and call forwarding
o	Premium phone features with noise cancellation for enhanced audio performance, Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated ‘send’, ‘end’, and ‘mute’ keys, low-distortion speakerphone, and Bluetooth® support for hands-free use with headsets, car kits and Bluetooth peripherals
o	Support for polyphonic, MP3 and MIDI ring tones
o	An ultra-bright, high resolution (320 x 240) landscape display – images appear vivid and crisp
o	An innovative light-sensing technology that automatically optimizes the screen, trackball and keyboard lighting for indoor, outdoor and dark environments
o	High performance HTML browser for visiting favorite web sites while on the go
o	Multimedia player with stereo headset jack for MP3 and AAC music files, as well as MPEG4 and H.263 video formats
o	64MB built-in flash memory, expandable through microSD expansion slot
o	An ultra-thin, high-capacity battery
o	BlackBerry® Internet Service support — allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
o	BlackBerry® Enterprise Server support — integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell GroupWise® environments and features a new set of IT policy controls for managing the BlackBerry 8800‘s features and usage.

The BlackBerry 8800 also comes with a complement of accessories — headset, travel charger, holster, and USB cable — that are included in the box.  Additional accessories for BlackBerry handsets, including premium leather holsters and totes, an automotive charger, and Bluetooth® headsets are available online and through retail outlets.

Pricing and Availability

The BlackBerry 8800 from AT&T will be available for as low as $299.99 with a two-year commitment and after rebates in AT&T retail stores nationwide, on www.cingular.com/blackberry8800 and through AT&T’s wireless B2B sales organization.   Unlimited corporate email access via BlackBerry is as low as $44.99 a month with a voice contract. Customers interested in only unlimited personal email access and Web browsing with BlackBerry® Internet Service can choose the BlackBerry Personal Plan for as low as $29.99 a month with a voice contract. Unlimited AT&T Push to Talk service is available for an additional monthly charge of $9.99 per device and $19.99 for Push to Talk Family.  AT&T Push to Talk also features a pay-per-use option of $.15 per minute.  TeleNav GPS Navigator is available for additional monthly charges of $5.99 for 10 trips and $9.99 for unlimited trips.

For more information, please go to www.cingular.com/blackberry8800.

About AT&T

AT&T Inc. is a premier communications holding company in the United States and around the world, with operating subsidiaries providing services under the AT&T brand. AT&T is the recognized world leader in providing IP-based communications services to business and the U.S. leader in providing wireless, high speed Internet access, local and long distance voice, and directory publishing and advertising services. As part of its “three screen” integration strategy, AT&T is expanding video entertainment offerings to include such next-generation television services as AT&T U-verse(SM) TV. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com/.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications.  RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.  RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.  Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.  RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).  For more information, visit www.rim.com or www.blackberry.com.

_________________

* Not available in all areas.

** Check with AT&T for international roaming services.

Media Contacts:
John Kampfe
AT&T
973-637-9387
jk5963@att.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities.  The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 15, 2007	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance